

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 1, 2007

Mr. Philip G. Paras
Chief Financial Officer
Seneca Foods Corporation
3736 South Main Street
Marion, New York 14505

> **Re: Seneca Foods Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2006**
> **Filed June 14, 2006**
> **File No. 0-01989**

Dear Mr. Paras:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

General

1.   Please include page numbers throughout your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Obligations and Commitments

2.   Please revise your table of contractual obligations to include a total column in accordance with Item 303(a)(5) of Regulation S-K.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

3.   You state in your *Depreciation and Valuation* policy disclosure, "Impairment losses are evaluated if the net present value of the cash flows is less than carrying value." However, your accounting policy does not comply with paragraph 7 of SFAS 144, which requires using the sum of the undiscounted cash flows expected to result from the use and disposition of the asset, for the evaluation of an asset's recoverability in the determination of an impairment loss. Accordingly, please reevaluate your impairment determinations using the required undiscounted cash flows expected and, if necessary, adjust your financial statements and related disclosures to comply with SFAS 144.

Report of Independent Registered Public Accounting Firm

4.   We note that your prior auditors have not signed their report included with your financial statements for the fiscal years ended March 31, 2005 and 2004. Please amend your filing to comply with the guidance in Rule 2-02(a)(2) of Regulation S-X.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Don Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief